**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**

**11 December 2012**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**MARTIN MIDSTREAM PARTNERS L.P.**

**File No. 0-50056 -- CF# 28914**

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MARTIN MIDSTREAM PARTNERS L.P. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on October 9, 2012.

Based on representations by MARTIN MIDSTREAM PARTNERS L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2                    through December 31, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel